JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2968

Jardines

[redacted]

07023550

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

2nd May 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2007 MAY 15 A 11:15

Dear Sirs

Jardine Matheson Holdings Limited
2006 Final Dividend

I enclose for your attention a notification dated 2nd May 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

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[Cng/Dividend/2006final-div/dl/38]

Regulatory Announcement

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Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	11:22 02-May-07
Number	9516V

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

JARDINE MATHESON HOLDINGS LIMITED

2006 FINAL DIVIDEND

We wish to advise the following Pound Sterling equivalent of the 2006 final dividend of the above Company. The dividend will be paid on 16th May 2007, subject to approval at the Annual General Meeting.

2006 final dividend per share:	US cents 40.00
GBP equivalent:	20.0143 pence

I should be grateful if you could arrange to distribute the above information as appropriate.

RECEIVED
2007 MAY 15 A 11:25

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

2nd May 2007

www.jardines.com

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Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2345 9005
gsd@jardines.com

Group Secretariat

2nd May 2007

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
- Annual Information Update

We enclose for your information a notification dated 2nd May 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

Company	Jardine Matheson Hldgs Ltd
TIDM	JAR
Headline	Annual Information Update
Released	11:30 02-May-07
Number	9544V

JARDINE MATHESON HOLDINGS LIMITED

ANNUAL INFORMATION UPDATE

In accordance with Prospectus Rule 5.2, the following information of Jardine Matheson Holdings Limited ("JMH" or the "Company") has been published or made available to the public over the previous 12 months up to and including 13th April 2007.

In accordance with Article 27(3) of the Prospectus Directive Regulation the information referred to below was up to date at the time of publication of the information but some information may now be out of date due to change in circumstances.

1. The information below was made available via a Regulatory Information Services (RNS). The announcements lodged through RNS are available at the London Stock Exchange website at www.londonstockexchange.com/rns. Those announcements indicated with an asterisk (*) are also available at the Company's website at www.jardines.com.

Date of announcement	Description
20/04/2006	Director's Share Transactions in JMH
27/04/2006	Share Transaction of Person Discharging Managerial Responsibilities in JMH
03/05/2006	Circular to Shareholders – Scrip Dividend Scheme
03/05/2006	Annual Report 2005 and Notice of 2006 Annual General Meeting
17/05/2006	Annual Information Update
23/05/2006	Amendments to the Bermuda Takeover Code*
05/06/2006	2005 Final Dividend - Scrip Entitlement Multiple*
07/06/2006	2005 Final Dividend - Pound Sterling Equivalent*
15/06/2006	Result of AGM – All resolutions passed
15/06/2006	Annual General Meeting – Non-routine resolutions submitted to the UK Listing Authority ("UKLA")
21/06/2006	Directors' Share Transactions in JMH
21/06/2006	Director's Share Transaction in JMH
21/06/2006	Share Transactions of Persons Discharging Managerial Responsibilities in JMH
21/06/2006	Directors' Share Transactions in Jardine Strategic Holdings Limited, a subsidiary
21/06/2006	Disclosure of Interest – Substantial Shareholder of JMH
23/06/2006	Director's Share Transaction in JMH
23/08/2006	2006 Interim Results Announcement Date
12/09/2006	2006 Interim Results*
05/10/2006	Interim Report 2006
11/10/2006	Circular to Shareholders – Scrip Dividend Scheme
06/11/2006	2006 Interim Dividend - Scrip Entitlement Multiple*
08/11/2006	2006 Interim Dividend - Pound Sterling Equivalent*

10/11/2006	Director's Share Transactions in JMH
15/11/2006	Share Transactions of Person Discharging Managerial Responsibilities in JMH
22/11/2006	Directors' Share Transactions in JMH
22/11/2006	Director's Share Transaction in JMH
22/11/2006	Share Transactions of Persons Discharging Managerial Responsibilities in JMH
22/11/2006	Directors' Share Transactions in Jardine Strategic Holdings Limited, a subsidiary
24/11/2006	Director's Share Transaction in JTH Davies Holding, Inc., a subsidiary
29/12/2006	Voting Rights and Capital
09/02/2007	2006 Final Results Announcement Date
07/03/2007	2006 Preliminary Announcement of Results*
07/03/2007	Directorate Change*
09/03/2007	Director Declaration
15/03/2007	Share Transactions of Persons Discharging Managerial Responsibilities in JMH
15/03/2007	Share Transaction of Person Discharging Managerial Responsibilities in JMH
02/04/2007	Director Declaration – Directorate Change
03/04/2007	Circular to Shareholders – Scrip Dividend Scheme
13/04/2007	Annual Report 2006 and Notice of 2007 Annual General Meeting

2. Copies of the documents below were lodged and are available for inspection at the UKLA's Document Viewing Facility which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Copies of the annual and interim reports and circulars are also available at the Company's website at www.jardines.com.

Date of Issue of Document	**Description**
03/05/2006	Circular to Shareholders – Scrip Dividend Scheme
03/05/2006	Annual Report 2005, Notice of 2006 Annual General Meeting and Proxy Form
15/06/2006	Annual General Meeting – non-routine resolutions
05/10/2006	Interim Report 2006
11/10/2006	Circular to Shareholders – Scrip Dividend Scheme
03/04/2007	Circular to Shareholders – Scrip Dividend Scheme
13/04/2007	Annual Report 2006, Notice of 2007 Annual General Meeting and Proxy Form

3. The information below was made available via the SGXNET of the Singapore Exchange Limited. The announcements are available at the website of the Singapore Exchange Limited at www.sgx.com. Those announcements indicated with an asterisk (*) are also available at the Company's website at www.jardines.com.

Date of announcement	**Description**
02/05/2006	Movement in the Issued Share Capital for April 2006
01/06/2006	Movement in the Issued Share Capital for May 2006
03/07/2006	Movement in the Issued Share Capital for June 2006
01/08/2006	Movement in the Issued Share Capital for July 2006
01/08/2006	Jardine Lloyd Thompson Group plc, an associate company Unaudited Interim Results for the Six Months to 30/06/2006 * (also see Note 1)

01/09/2006	Movement in the Issued Share Capital for August 2006
11/09/2006	Jardine Lloyd Thompson Group plc, an associate company Sale of US Businesses * (also see Note 1)
03/10/2006	Movement in the Issued Share Capital for September 2006
01/11/2006	Movement in the Issued Share Capital for October 2006
01/12/2006	Movement in the Issued Share Capital for November 2006
02/01/2007	Movement in the Issued Share Capital for December 2006
01/02/2007	Movement in the Issued Share Capital for January 2007
01/03/2007	Movement in the Issued Share Capital for February 2007
05/03/2007	Jardine Lloyd Thompson Group plc, an associate company Preliminary Results for the Year Ended 31/12/2006 (Unaudited) * (also see Note 1)
02/04/2007	Movement in the Issued Share Capital for March 2007

Note 1 : As the announcement was issued by the associate company via a Regulatory Information Services, a cop of which is available at the London Stock Exchange website at www.londonstockexchange.com/rns, JMH did n issue the announcement again in London.

4. The information below was advertised in the newspapers in Bermuda as required by the Bermuda Companies Act. Copies of the notices can be obtained at the Company's registered office at Jardine House, 33-35 Reid Street, Hamilton, Bermuda.

Date of publication	Description
17/04/2006	Notice of Closing of the Register of Members
18/09/2006	Notice of Closing of the Register of Members
21/03/2007	Notice of Closing of the Register of Members

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

2nd May 2007

www.jardines.com

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Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

30th April 2007

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited
2006 Final Dividend – Scrip Dividend

We enclose for your information a notification dated 30th April 2007 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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Securities and Exchange Commission File No.82-2963

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Dividend
Released	11:46 30-Apr-07
Number	7602V

JARDINE MATHESON HOLDINGS LIMITED

2006 FINAL DIVIDEND

Please be advised of the following in respect of the scrip election for the 2006 final dividend of the above Company:

Final Dividend Per Share	Market value of the shares for calculating the Scrip Entitlement (1) (per share)	Scrip Entitlement Multiple (2)
US cents 40.00	US$23.24	58.1

Note:

(1) Average closing prices of the Company's shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 27th April 2007.

(2) Based on the final dividend per share.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

30th April 2007

www.jardines.com

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